June 20, 2007

Filed pursuant to Rule 433

Registration No. 333 -117775

Form of Pricing Term Sheet
Issuer:	JPMorgan Chase & Co.
Currency:	USD
Size:	$750,000,000
Security Type:	SEC Registered Subordinated Notes
Maturity:	June 27, 2017
Coupon:	6.125%
Day Count Convention:	30/360
Spread to Benchmark Treasury:	+100 basis points
Benchmark Treasury:	4.500% US Treasury due 5/17
Benchmark Treasury Spot and Yield:	95-06; 5.125%
Price to Public:	100% of face amount
Yield to maturity:	6.125%
Proceeds (Before Expenses) to Issuer:	$746,625,000 (99.550%)
Interest Payment Dates:	June 27 and December 27 of each year, commencing December 27, 2007
Trade Date:	June 20, 2007
Settlement Date:	June 27, 2007 (T+5)
Denominations	$1,000 x $1,000
CUSIP:	46625HGN4
Ratings:	Aa3/A+/A+
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	Bear Stearns & Co. Inc., Cabrera Capital Markets LLC, Loop Capital Markets LLC, UBS Securities LLC

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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